                                                                                          October 4, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:     Angela Crane, Branch Chief
Jay Webb, Reviewing Accountant
Eric Atallah, Staff Accountant

Re:    eMagin Corporation
Form 10-KSB/A for the fiscal year ended December 31, 2004
Forms 10-Q for the quarterly reports ended March 31, and June 30, 2005
Forms 10-QSB/A for the quarterly periods ended March 31, June 30, and September 30, 2004
File No. 001-15751

Ladies and Gentlemen:

On behalf of eMagin Corporation (“eMagin” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of September 1, 2005.

Form 10-KSB for the year ended December 31, 2004 and Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and September 30, 2004

1.
In light of the fact you indicate you corrected accounting errors in your interim 2004 financial statements in connection with warrant and convertible debt transactions, it is unclear to us how your officers concluded that the company’s disclosure controls and procedures were effective at the end of each period covered by the report. Please disclose in reasonable detail the basis for officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of each period. We may have further comments after reviewing your response. Revise your filings as necessary based on our comment.

Response:

As stated in each of the filings mentioned above (the Form 10-KSB for the year ended December 31, 2004 and the Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and September 30, 2004), the Company’s officers concluded that the Company’s disclosure controls and procedures were effective at the end of each of the relevant periods covered by the reports.

In connection with the audit of the Company's annual report on Form 10-KSB for the year ended December 31, 2004, in March 2005 it was determined that (i) the re-pricing of certain warrants that were originally issued in an equity transaction that the Company had completed in January 2004 should have been classified as an equity transaction and therefore no expense should have been recorded in connection with the re-pricing of these warrants, and (ii) the conversion of the debt to equity during the first quarter should have been classified as a debt transaction and therefore an expense should have been recorded in connection with the conversion.

While the Company did, in fact, amend its quarterly reports on Form 10-QSB for the periods ended March 31, June 30, and September 30, 2004 in order to make these required changes, the Company’s officers’ nevertheless concluded that the Company’s disclosure controls and procedures were nonetheless effective as of the end of each such period based upon (i) the fact that such disclosure controls and procedures include all of the actions which they felt are necessary to insure that all of the information required to be reported in its SEC filings is recorded, processed, and summarized, including but not limited to, (a) having the top three officers review all contracts, press releases, and material events in order to determine at the time of the event whether disclosure is required and properly accounted for and (b) seeking advisement from their outside counsel on disclosure requirements and (ii) the fact that each of the filings for the relevant periods (the Form 10-KSB for the year ended December 31, 2004 and the Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and September 30, 2004) contained what they believe is all of the information required to be recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Further, the Company’s officers’ concluded that the restatements to the Company’s interim 2004 financial statements were due to interpretations of the accounting treatment of such transactions, which was subsequently determined to be incorrect. The Company’s officers’ do not believe that the restatements were in any way attributable to any deficiency in the Company’s compliance with its disclosure controls and procedures, and that it had appropriate controls and procedures in place for an organization of its size at the times in question. Accordingly, at the end of the periods covered by each of the relevant reports, the Company’s officers’ believed that the Company’s disclosure controls and procedures were effective.

The Company understands the importance of its reporting obligations, as well as addressing appropriately complex financial issues with respect to these transactions and all of the Company’s other financial matters. To this end, the Company notes that, in June 2004, it engaged John Atherly as its Chief Financial Officer, and in May 2005, the Company appointed Irwin Engelman to its board of directors and it intends to appoint Mr. Engelman as the Chairman of its Audit Committee immediately following the completion of its upcoming annual meeting of shareholders. The Company has also taken the additional step of hiring a new Director of Finance to assist the Chief Financial Officer with the Company’s filing and other financial reporting obligations. These persons bring a wealth of experience and sophistication to the Company and enhance the Company’s ability to meet its financial and other reporting obligations. The Company believes that these individuals will be an integral part of the Company’s disclosure controls and procedures and that they add to the Company’s ability to meet its continued reporting obligations within the time periods specified in the Commission's rules and forms.

Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and September 30, 2004

Item 1. Consolidated Financial Statements

2.	Please revise to include a header that indicates your financial statements have been restated. Also, label any notes that have been restated.

Response:

We have revised the Company’s quarterly reports on Form 10-QSB for the periods ended March 31, June 30, and September 30, 2004 to include a header that indicates the Company’s financial statements have been restated. In addition, we have labeled Notes 1, 8, and 9 to the Company’s financial statements for the period ended March 31, 2004 and Notes 1, 8, 9 and 13 for the periods ended June 30, 2004 and September 30, 2004, respectively, as “restated”, where applicable. In addition, we have restated the Preliminary Notes for the periods ended March 31, June 30, and September 30, 2004 (see Item 3).

Note 1-Accounting Policies

Basis of Presentation

3.
Your quarterly restatement footnotes do not provide investors with a clear path between the originally filed and restated financial statement amounts. Please revise this note in each of your 2004 Form l0-QSB’s to disclose the specific nature of the errors and the effect of the corrections on net income or loss and the related per share amounts. For reference see paragraph 37 of APB 20.

Response:

As requested, we have revised the Preliminary Notes to the financial statements, where applicable, in the Company’s quarterly reports on Form 10-QSB for the periods ended March 31, June 30, and September 30, 2004 to disclose the specific nature of the errors and the effect of the corrections on net income or loss and the related per share amounts. The Preliminary Notes will be restated as follows:

Preliminary Note to the Company’s financial statements for the period ended March 31, 2004:

This Amended Quarterly Report on Form 10-QSB/A is being filed to provide additional information to clarify the corrections reported in the previously Amended Quarterly Report on Form 10-QSB/A filed by the Company on April 12, 2005. The Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows, and Statement of Changes in Stockholders’ Equity and Selected Notes to Consolidated Financial Statements are labeled as “restated” where applicable. The restatement was in connection with the preparation of the Company’s annual report on Form 10-KSB for the year ended December 31, 2004 where it was determined that the unamortized debt discount and the deferred financing costs should have been recorded as interest expense. The restated statements increase additional paid-in capital by approximately $1.67 million representing unamortized debt discount and deferred financing costs and increase interest expense in relation to the March 3, 2004 debt conversion of approximately $8.567 million in principal and accrued interest. The following table presents the impact of the corrections:

Unaudited Consolidated Statements of Operations Three Months Ended March 31, 2004
	Originally Filed	Restated
Other income (expense)	$(3,403,110)	$(5,076,082)
Net loss	$(4,932,972)	$(6,605,944)
Basic and diluted loss per common share	$(0.09)	$(0.13)

In all other material respects this Amended Quarterly Report on Form 10-QSB/A is unchanged from the Amended Quarterly Report on Form 10-QSB/A previously filed by the Company on April 12, 2005.

Preliminary Note to the Company’s financial statements for the period ended June 30, 2004:

This Amended Quarterly Report on Form 10-QSB/A is being filed to provide additional information to clarify the corrections reported in the previously Amended Quarterly Report on Form 10-QSB/A filed by the Company on April 12, 2005. The Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows, and Statement of Changes in Shareholders’ Equity and Selected Notes to Consolidated Financial Statements are labeled as “restated” where applicable. The restatement was in connection with the preparation of the Company’s annual report on Form 10-KSB for the year ended December 31, 2004 where it was determined that the unamortized debt discount and the deferred financing costs should have been recorded as interest expense. The restated statements reflect the changes made in the previous quarter ended March 31, 2004 filed on Form 10-QSB/A of the reclassification of approximately $1.67 million of unamortized debt discount and deferred financing costs from additional paid-in-capital to interest expense in relation to the March 3, 2004 debt conversion of approximately $8.567 million in principal and accrued interest. The following table presents the impact of the corrections:

Unaudited Consolidated Statements of Operations

Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
	Originally Filed	Restated	Originally Filed	Restated
Other income (expense)	$8,012	$8,012	$(3,395,098)	$(5,068,069)
Net loss	$(1,398,722)	$(1,398,722)	$(6,331,649)	$(8,004,666)
Basic and diluted loss per common share	$(0.02)	$(0.02)	$(0.11)	$(0.14)

In all other material respects this Amended Quarterly Report on Form 10-QSB/A is unchanged from the Amended Quarterly Report on Form 10-QSB/A previously filed by the Company on April 12, 2005.

Preliminary Note to the Company’s financial statements for the period ended September 30, 2004:

This Amended Quarterly Report on Form 10-QSB/A is being filed to provide additional information to clarify the corrections reported in the previously Amended Quarterly Report on Form 10-QSB/A filed by the Company on April 12, 2005. The Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Cash Flows, and Statement of Changes in Shareholders’ Equity and Selected Notes to Consolidated Financial Statements are labeled as “restated” where applicable. The restatement was in connection with the preparation of the Company’s annual report on Form 10-KSB for the year ended December 31, 2004 where it was determined that the re-pricing of the original warrants should be classified as an equity transaction and therefore no expense should be recorded in connection with the re-pricing of the warrants and that the unamortized debt discount and the deferred financing costs should have been recorded as interest expense. The restated statements reflect the elimination of $594,568 of interest expense in relation to the re-pricing of warrants issued for the non-participation of investors and the reclassification of approximately $1.67 million of unamortized debt discount and deferred financing costs from additional paid-in-capital to interest expense in relation to the March 3, 2004 debt conversion of approximately $8.567 million in principal and accrued interest. The following table presents the impact of the corrections:

Unaudited Consolidated Statements of Operations

Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
	Originally Filed	Restated	Originally Filed	Restated
Other income (expense)	$(568,561)	$26,007	$(3,963,658)	$(5,042,062)
Net loss	$(2,349,467)	$(1,754,899)	$(8,681,161)	$(9,759,565)
Basic and diluted loss per common share	$(0.04)	$(0.03)	$(0.14)	$(0.16)

In all other material respects this Amended Quarterly Report on Form 10-QSB/A is unchanged from the Amended Quarterly Report on Form 10-QSB/A previously filed by the Company on April 12, 2005.

4.
We see you indicate in your third and fourth quarter of 2004 you incorrectly accounted for the re-pricing of certain warrants that were originally issued in an equity transaction. We also see in the first quarter of 2004 you indicate you incorrectly accounted for the conversion of debt to equity. Please tell us why the revised accounting you indicate you have applied to the warrant re-pricings and debt conversions is correct and compliant with generally accepted accounting principles. Provide us with the original and revised accounting entries for each of the transactions. Also, please reference the specific generally accepted accounting principles that supports your conclusions. Finally, clarify why the debt conversion errors only impacted 2004 quarters and not previous quarters or years. We may have further comments after reviewing your response. Revise your filings as necessary based on our comment.

Response:

Debt Conversion:

During the fiscal quarter ended March 31, 2004 (“Q1”), the Company entered into an agreement whereby the holders of its Secured Convertible Notes (“Notes”), agreed to a conversion of the $7.825 million principal amount of the Notes into 11,394,642 shares of common stock of eMagin. On the date of the conversion the Company recorded the write-off of the unamortized debt discount and beneficial conversion feature totaling $1,598,355 and the deferred financing costs of $74,637 against equity. However, the conversion of the debt to equity should have been classified as a debt transaction and recorded as a non-cash interest expense of $1,672,972. The 10-QSB/A filed on April 11, 2005 reflected this correction.

This treatment of the debt conversion is compliant with generally accepted accounting principles as it follows the guidance in APB Opinion No. 14 (“APB 14”), Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants and EITF Issue No. 00-27 (“EITF 00-27”), Application of Issue No. 98-5 to Certain Convertible Instruments. Paragraph 21 of EITF 00-27 states that for instruments with beneficial conversion features all of the unamortized discount (including discount from allocation of proceeds under APB 14 to other separable instruments included in the transaction and the discount originated by the beneficial conversion option accounting) remaining at the date of conversion should be immediately recognized as interest expense.

Warrant Re-pricing:

During the fiscal quarter ended September 30, 2004 (“Q3”), the Company recorded $594,568 of interest expense in connection with the re-pricing of certain warrants that were originally issued in an equity transaction that the Company had completed in January 2004. The re-pricing of the warrants should have been classified as an equity transaction and therefore no expense recorded in connection with the re-pricing of the warrants. The 10-QSB/A filed on April 11, 2005 reflected this correction.

This is compliant with general accepted accounting principles as it follows the guidance in APB Opinion No. 14 (“APB 14”), Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. APB 14, paragraph 15, states that the proceeds from the sale of debt with stock purchase warrants should be allocated to the two elements, debt and warrants, for accounting purposes. The portion of the proceeds allocated to the warrants should be accounted for as paid-in capital.

The following chart sets forth the original and revised accounting entries for each of the transactions:

Journal Entries:

Q1: Conversion of debt to equity:
Original entry:
Short term debt	$6,000,000
Secured conv. prom. note	$1,825,000
Interest payable	$742,424
Amortization of deferred financing	$37,863
Debt discount & beneficial conversion	$(1,598,425)
Common stock	$(11,305)
Deferred financing	$(112,500)
Paid in Capital	$(6,883,057)
Revised entry:
Interest expense	$1,672,972
Paid in capital	$(1,672,972)

Q3: Repricing of warrants issued:
Original entry:
Interest expense	$594,568
Paid in capital	$(594,568)
Revised entry:
Paid in capital	$594,568
Interest expense	$(594,568)

The debt conversion errors only impacted the Company’s 2004 quarters and not previous quarters or years. In February 2004, the noteholders agreed to an early retirement of the debt through 100% conversion of the principal amount of the notes into the Company’s common stock. The original debt agreement had no provision for early conversion. The early debt to equity conversion was the catalyst to record the non-cash interest expense which occurred in the first quarter of 2004. Accordingly, there was no impact to previous quarters or years.

Forms 10-QSB for the Quarterly Periods Ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005 and Form 10-KSB for the year Ended December 31, 2004

Exhibit 31 Certifications

5.
We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. Specifically your disclosure under 5(c) does not also indicate that all material weaknesses were disclosed to your auditors or audit committee. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part IILE of Release No. 8238. Accordingly, please file amendments to your March 31, 2004, June 30, 2004 and September 30, 2004 Forms 10-QSB, your March 31, 2005 and June 30, 2005 Forms 10-Q and your December 31, 2004 Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601 of Regulation S-B.

Response:

We have revised the certifications filed as Exhibits 31.1 and 31.2 in the Company’s quarterly reports on Form 10-QSB for the periods ended March 31, June 30, and September 30, 2004, as well as the quarterly reports on Form 10-Q for the periods ended March 31, and June 30, 2005 and the annual report on Form 10-KSB for the year ended December 31, 2004, in accordance with Item 601 of Regulation S-B.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Richard A. Friedman
Richard A. Friedman